Exhibit 99.1

Hut 8 Finalizes Key Power Purchase Agreement through Partnership with Validus Power Corp.

TORONTO, ON, April 18, 2021 -- Hut 8 Mining Corp. (TSX: HUT) ("Hut 8" or the "Company"), one of North America’s oldest, largest bitcoin mining pioneers announced today that it has entered into a power purchase agreement (the "PPA") with Validus Power Corp. to support Hut 8's Alberta operations. The PPA represents the latest development in the strategic partnership between Hut 8 and Validus Power Corp. that was first announced on February 22, 2021.

This power agreement will enable Hut 8 to initially secure up to 100MW of new power from the project on a physical off-take basis at highly competitive pricing. The agreement includes significant optionality to expand Hut 8 Mining operations if the Company decides to scale beyond the first 100MW. The anticipated commercial operation launch date of an initial 35MW is early Q4, 2021.

A portion of the energy production for the project will be generated from captured waste gas and converted to electricity by leveraging cutting-edge mobile power plant solutions to be provided by Validus Power Corp., which will support and advance Hut 8's long-term ESG objectives.

“We are thrilled to have the opportunity to announce this cutting-edge power expansion project. This project is key to Hut 8’s Mining strategy of being a leader in procuring cost effective power and advancing innovative mining practices,” said Jaime Leverton CEO of Hut 8 Mining

“This agreement represents a commitment to growth and sustainability in the Bitcoin mining space,” said Todd Shortt, President and CEO of Validus Power. “We are seeing the convergence of bitcoin adoption and energy grow at a rapid pace which is creating demand for power that is generated efficiently, delivered faster, and with the environment as a priority. Our commitment to innovation and efficiency, enables us to provide highly scalable and competitively priced power. We couldn’t be more pleased to make this announcement with such a bold industry leader and we look forward to growing our relationship with Hut 8”.

The PPA is contingent on Validus Power Corp. obtaining land rights and gas supply at a site in central Alberta as required to deliver up to 100MW of capacity to Hut 8's Alberta operations, and is subject to successful permitting and regulatory approvals in connection with the project.

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Forward-Looking Information

Certain information in this press release constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward looking terminology, such as "plans", "targets", "expects" or "does not expect", "is expected", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved". In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts, but instead represent management's expectations, estimates and projections regarding future events. Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the "Risk Factors" section of Hut 8’s Annual Information Form dated March 25, 2021, which is available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

For further information: Media Contact: Hut 8, dea.masottipayne@northstrategic.com

About Hut 8:

Hut 8 is one of North America’s oldest, largest and most innovative bitcoin miners. Hut 8 has one of the highest installed capacity rates in the industry and is #1 globally in held, self-mined Bitcoin of any crypto miner or publicly traded company. Recently ranked 11th (of 10,000) on the 2021 OTCQX® Best 50, the Hut 8 leadership team is continually looking for ways to accelerate innovation in high performance computing, and the blockchain ecosystem. We are stewards of powerful, industry-leading solutions, and drivers of innovation in digital asset mining and high performance computing. – Hut 8 applies a growth mindset to our revenue diversification, ESG and carbon footprint reduction strategy. We are a company committed to growing shareholder value regardless of #BTC market direction. #HodltheHut

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